Apex Technology Acquisition Corp

533 Airport Blvd
Suite 400
Burlingame, CA 94010

August 15, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Eric Envall

Re:	Apex Technology Acquisition Corp
Draft Registration Statement on Form S-1
Submitted July 16, 2019
CIK No. 0001777921

Dear Mr. Envall:

Apex Technology Acquisition Corp. (the “Corporation,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 12, 2019, regarding the Draft Registration Statement on Form S-1 filed on July 16, 2019.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Draft Registration Statement on Form S-1 submitted July 16, 2019

Our Company, page 2

1.	Please revise to explain the bases upon which Kyriba, Uber, and Slack “have rewarded their stockholders handsomely” and the source of your information. We also note that Kyriba is a private company, so the basis for this statement is particularly unclear. Please also indicate what impact, if any, the successes of these companies would have on your proposed business operations.

In response to the Staff’s comment, we have removed the disclosure below:

“An array of visionary private technology companies, such as Kyriba, Uber and Slack that drove these changes, also remodeled industries and scaled rapidly to become household names. They, in turn, rewarded their stockholders handsomely.”

U.S. Securities and Exchange Commission

August 15, 2019

General

2.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

In response to the Staff’s comment, we will provide all such written communications under separate cover. We confirm that potential investors will not retain copies of any such communications.

*         *         *

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Stuart Neuhauser, Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Very truly yours,

APEX TECHNOLOGY ACQUISITION CORP

By:	/s/ Jeff Epstein
	Name:	Jeff Epstein
	Title:	Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP